Notice to ASX/LSE Rio Tinto, Queensland and Commonwealth secure long- term future for Boyne aluminium smelter at Gladstone 25 March 2026 Rio Tinto, the Queensland Government and the Commonwealth Government have struck a landmark partnership to secure a long-term future for the Boyne aluminium smelter at Gladstone and ensure it remains internationally cost-competitive beyond its current power contract. The agreement supports a long-term future for aluminium smelting in Queensland, building on power purchase agreements (PPAs) signed by Rio Tinto in recent years to underwrite A$7.5 billion in new renewable energy and storage in the state. Under the deal, the Queensland and Commonwealth Governments will invest a combined A$2 billion over 10 years to 2040, finalising the terms of a previously announced partnership between Queensland and Rio Tinto, and forming part of the Federal Government’s Future Made in Australia initiative. The partnership supports the transition to long-term competitive power for the smelter and manufacturing jobs in Central Queensland for the longer term. Combined with what will be some of Australia’s largest solar and wind power investments, underwritten by Rio Tinto, the partnership ensures Boyne Smelters Limited - the owner of the smelter in which Rio Tinto has a majority stake - will continue aluminium production beyond the completion of its current power contract in 2029, through to at least 2040. Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “This transformative partnership with the Queensland and Australian governments will ensure Boyne Smelter remains internationally competitive, strengthens the Australian aluminium sector for the future and supports the transformation and decarbonisation of the Queensland energy system. “As fossil fuels become increasingly expensive, this investment, combined with the power purchase agreements we have already signed, positions Boyne to be among the world’s first aluminium smelters underpinned by solar and wind power. “It also ensures heavy manufacturing like aluminium smelting can continue in Gladstone for the long term, and preserves one of the few fully integrated aluminium value chains in the world - from bauxite mining to alumina refining to aluminium smelting all in Queensland - as demand for aluminium continues to grow with the energy transition.” In addition to its previously announced PPAs, Rio Tinto has agreed to offtake 40% of Lightsource bp’s Lower Wonga solar and battery hybrid project near Gympie, equivalent to 112MWac of solar capacity and approximately three hours duration of associated battery storage. This brings total Queensland renewable power contracted by Rio Tinto to more than 2.8GW. EXHIBIT 99.15

Notice to ASX/LSE About Rio Tinto and Boyne Smelters Limited Boyne Smelters Limited (BSL) has been operating since 1982 and is Australia’s second largest aluminium smelter. Located at Boyne Island in central Queensland, BSL’s activities include manufacturing carbon anodes in the carbon plant, aluminium production (smelting) in reduction lines, and casting of molten metal into aluminium products ready to ship. The smelter is adjacent to, and connected via a conveyor belt, to the Queensland Alumina Limited refinery for the supply of alumina. BSL is owned by Rio Tinto (73.5%), YKK Aluminium (9.5%), UACJ (9.29%) and Southern Cross Aluminium (7.71%). Rio Tinto's integrated aluminium production chain in Queensland is a significant economic driver, employing over 4,500 people directly and supporting thousands more Australian livelihoods. The company's operations in Gladstone alone account for more than 3,000 jobs, with 1,000 of those at BSL. Additionally, Rio Tinto's bauxite operations in Weipa employ more than 1,300 people, supplying raw materials to the Gladstone manufacturing facilities. In Queensland, Rio Tinto has contracted more than 2.8GW of new renewable energy and more than 600MW storage capacity from five projects since January 2024: European Energy Upper Calliope solar project – 1.1GW Bungaban wind project – 1.1GW Smoky Creek & Guthrie’s Gap Solar Power Station solar and battery - 540MW / 2160MWh Lightsource bp Lower Wonga - 112MW / 3.24MWh

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com